2005 Market Street, Suite 2600
Philadelphia, PA  19103-7098
 T:  (215) 564-8099
 F:  (215) 564-8120

December 6, 2010

Via EDGAR Transmission

John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Bennett Group of Funds (formerly, The Bennett Global Funds)
File Nos. 333-169582 and 811-22478

Dear Mr. Grzeskiewicz:

On behalf of the Bennett Group of Funds (the “Registrant” or the “Trust”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), provided in a letter dated October 22, 2010, with respect to the Registrant’s initial Registration Statement on Form N-1A (the “Registration Statement”) that was filed on September 24, 2010 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.

GENERAL COMMENTS

1.           Comment: Please state in your response letter whether FINRA will review, or has reviewed, the terms and arrangements of the offering.

Response:  FINRA will review the terms and arrangements of the offering prior to the public offering of the Registrant’s shares.

2.           Comment:  Please supply the undersigned with copies of any exemptive application and any no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

Response:  The Registrant has not submitted, and presently has no plans to submit, any exemptive application or no-action requests on behalf of its series (the “Funds”).

3.           Comment:  Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act.  See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

John Grzeskiewicz
December 6, 2010

Response:  The Registrant has reviewed and revised, as necessary, its prospectus disclosure to conform to the requirements of Rule 421 under the 1933 Act.

4.           Comment:  Since the name of the Trust has “global” in its name, each of the series should have a global investment policy, i.e., each series will invest at least 40% of its assets in securities of foreign companies and in no less than three different countries.

Response:  The Registrant has removed the term “global” from its name.  Accordingly, it will be unnecessary for the Funds to modify their investment policies.

Prospectus

TABLE OF CONTENTS

5.           Comment:  The paragraph at the bottom of the Table of Contents page should be condensed to one brief sentence and moved to the front cover page.

Response:  The paragraph at the bottom of the Table of Contents page has been removed.

FUND SUMMARIES

The Bennett Conservative Fund

Fees and Expenses

6.           Comment:  Change the caption “Management/fees/Administration fees” to just “Management Fees”.  In the alternative, you may show “Administrative Fees” as a separate line item under “Other Expenses”.

Response:  The requested change has been made.

7.           Comment:  In the parentheses following “Acquired Fund Fees and Expenses”, change “Conservative Series Expenses” to “Master Fund” and insert the parenthetical immediately after “Acquired Fund”.

Response:  The requested change has been made.

8.           Comment:  Change footnote 1 to the fee table to a simple statement that the table and example reflect the expenses of both the feeder and master funds.

Response:  Footnote 1 to the fee table has been removed, and a simple statement that the table reflects the expenses of both the feeder and master funds has been added to the introductory paragraph that precedes the fee table.

9.           Comment:  Delete the final two sentences in footnote 2 to the fee table and add a statement that the master fund’s expenses and fees are based on estimated amounts for the current fiscal year.  Also add a clarification that the total annual fund operating expenses in the fee table will not correlate to the ratio of expenses to average expenses in the Financial Highlights table, which reflects the operating expenses of the fund and does not include the Master Fund’s fees and expenses.  See Instructions 3(f)(vi) and (vii) to Item 2 of Form N-1A.

John Grzeskiewicz
December 6, 2010

Response:  The requested changes relating to the deletion of the final two sentences in footnote 2 and to the addition of a statement explaining that the Fund’s expenses are based on estimated amounts for the current fiscal year have been made.  With regard to the clarification that the total annual fund operating expenses in the fee table will not correlate to the ratio of expenses to average expense in the Financial Highlights table, the Registrant  respectfully declines this comment because the current prospectus will not include a Financial Highlights table.  The Registrant intends to include such a clarification in the footnote once the prospectus includes the Financial Highlights table.

Portfolio Turnover

10.           Comment:  Except for the last sentence, change this paragraph to the wording specified for “Portfolio Turnover” in Item 3 of Form N-1A.

Response:  The requested change has been made.

Principal Investment Strategies

11.           Comment:  Since the Fund has “conservative” in its name, clarify how the Fund’s strategies further a conservative investment policy.  Amplify the disclosure to explain what the Fund considers to be a conservative investment policy.

Response:  The Registrant has revised the investment strategies disclosure to: (i) clarify how the Fund’s strategies further its investment policy; and (ii) amplify its discussion of its investment policy to make it clearer what that policy is.  See the Fund’s Item 4(a) disclosure contained in Pre-Effective Amendment No. 1 to the Registration Statement.

12.           Comment:  With respect to your disclosure regarding derivatives, please review your disclosure in light of the recently released guidance from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at Commission’s website, www.sec.gov.

Response:  The Registrant has reviewed and revised, as necessary, its investment strategies and risk disclosure for each Fund in light of the Staff’s recent guidance on derivatives disclosure.

The Bennett Moderate Fund

13.           Comment:  With respect to “Fees and Expenses” and “Portfolio Turnover”, see Comments 6 through 10 above.

Response:  See the Registrant’s responses to Comments 6 through 10.

Principal Investment Strategies

14.           Comment:  The Fund seems to distinguish between lower risk and higher risk Underlying Funds solely by reference to “global liquidity”.  Clarify what is meant by “global liquidity” and explain why the Fund believes that this should be sole criteria to determine levels of risk.

John Grzeskiewicz
December 6, 2010

Response:  The Registrant has revised its Item 4(a) disclosure for each Fund to clarify the role of global liquidity in the investment adviser’s investment process and to clarify that it is not the sole criteria for determining a Fund’s risk profile.

15.           Comment:  See Comment 12.

Response:  See the Registrant’s response to Comment 12.

The Bennett Growth Fund

16.           Comment:  See Comments 6 through 10 above.

Response:  See the Registrant’s responses to Comments 6 through 10.

Principal Investment Strategies

17.           Comment:  See Comment 14.

Response:  See the Registrant’s response to Comment 14.

18.           Comment:  See Comment 12.

Response:  See the Registrant’s response to Comment 12.

The Bennett Aggressive Growth Fund

19.           Comment:  See Comments 6 through 10 above.

Response:  See the Registrant’s responses to Comments 6 through 10.

Principal Investment Strategies

20.           Comment:  See Comment 14.

Response:  See the Registrant’s response to Comment 14.

21.           Comment:  See Comment 12.

Response:  See the Registrant’s response to Comment 12.

ADDITIONAL INFORMATION ABOUT THE PRINCIPAL RISKS

22.           Comment:  In your response letter to these comments, please confirm whether the Trust is relying on Section 12(d)(1)(E) of the 1940 Act.

Response:  The Registrant and its related master trust are relying on Section 12(d)(1)(E) to operate as a master-feeder structure.

23.           Comment:  In your response letter, please confirm whether the master funds are relying on Section 12(d)(1)(F) of the 1940 Act and Rule 12d1-3 thereunder.  If so, disclose that an underlying Fund is not obligated to redeem more than 1 percent of its outstanding securities held by the master funds in any period of less than 30 days and that this restriction may impinge on the Master Fund’s ability to liquidate its portfolio holdings in times of market turmoil.

John Grzeskiewicz
December 6, 2010

Response:  The master trust is relying on Section 12(d)(1)(F) and Rule 12d1-3 thereunder; accordingly, it will disclose that an underlying Fund is not obligated to redeem more than 1 percent of its outstanding securities held by the master trust’s series in any period of less than 30 days and that this restriction may impinge on the master fund’s ability to liquidate its portfolio holdings in times of market turmoil.

24.           Comment:  If the Trust or the master funds intend to file a request for exemptive relief, please inform the Staff in your response letter the nature of the relief requested.

Response:  Neither the Registrant nor the master trust has submitted, and presently has no plans to submit, any exemptive application or no-action requests on behalf of their respective series.

Statement of Additional Information

INVESTMENT STRATEGIES AND RISKS

25.           Comment:  Some investments and investment practices described here are not mentioned in the prospectus.  To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund, the decision of an investor to purchase shares, or otherwise alter the Fund’s risk profile such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response:  The Funds’ principal investment strategies and practices have been included in the Funds’ prospectus.  The disclosure in the statement of additional information (“SAI”) is intended to supplement the principal investment strategies disclosed in the prospectus (and not discuss other principal strategies) or, in some instances, describe non-principal investment strategies that are not expected to have a material effect on the Funds’ performance.

INVESTMENT ADVISER AND OTHER SERVICE PROVIDERS

26.           Comment:  Disclose when and where the Adviser was organized.

Response:  Bennett Group Financial Services, LLC was organized as a Delaware limited liability company in October 2006.  Disclosure stating such has been added to the SAI.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

John Grzeskiewicz
December 6, 2010

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in connection with the Staff’s review of your filing or in response to the Staff’s comments on the Registrant’s filing.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

                                                                                                          /s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Stuart W. Rogers
Bennett Group Financial Services
Murray L. Simpson, Esq.
Bruce G. Leto, Esq.
Alexander F. Smith, Esq.